Form 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
[ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
(Last)	(First)	(Middle)
Murphy	John	J.
(Street)	(City)	(State)	(Zip Code)
250 Glen Street	Glens Falls	NY	12801

2. Issuer Name and Ticker or Trading Symbol
Arrow Financial Corporation (AROW)

3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

4. Statement for Month/Day/Year
December 11, 2002

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
[] Director
[ ] 10% Owner
[x ] Officer	(title) Executive Vice President & Treasurer/CFO
[ ] Other	(specify)

7. Individual or Joint/Group Filing (Check Applicable Line)
[X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Trans- action Date (M/D/Y)	2A. Deemed Execu- tion Date, if any (M/D/Y)	3. Trans- action Code		4. Securities Acquired(A) Disposed(D)			5. Amount of Securities Beneficially Owned Following Reported Transactions	6. Ownership Form Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price
Common Stock	A(1) A(2) 11/18/02		B R J(1)	V V V	21 33 71	A A A	A(1) A(2) NA	1,503	I	ESPP with Wife
Common Stock	11/18/02		J(1)	V	329	A	NA	6,914	D	With Wife
Common Stock	2/1/02 11/18/02		J(3) J(1)	V V	1800 337	A A	NA NA	7,090	D	DRIP with Wife
Common Stock	J(2) 11/18/02		J(2) J(1)	V V	1202 856	A A	$19.64 NA	17,994	I	ESOP
Common Stock	2/1/02 11/18/02 12/11/02 12/11/02 12/11/02 12/11/02 12/11/02 12/11/02 12/11/02		J(3) J(1) M M M M M M F	V V	1800 88 2984 446 3663 4978 2739 1929 10822	D A A A A A A A D	NA NA $6.22 $15.04 $21.65 $19.05 $18.17 $16.86 $31.80	7,779	D

A(1) = Acquired on eleven dates in 2002 by the Trustee of the Employee Stock Purchase Plan (ESPP) at prices of $29.41, $28.54, $28.89, $30.06, $29.71, $33.10, $34.19, $32.02, $29.01, $30.90 and $31.16 for a non-weighted average of $30.64.

A(2) = Acquired on three dates in 2002 by the Trustee of the Dividend Reinvestment Plan (DRIP) or Employee Stock Purchase Plan (ESPP) at prices of $29.45, $29.11 and $31.72 for a non-weighted average of $30.09.

J(1) = 5% stock dividend

J(2) = Allocation of Company contributions, cash dividends and forfeitures for the 2001 Plan Year by the Trustee of the Employee Stock Ownership Plan (ESOP).

J(3) = Transfer certificate shares to DRIP.

(1) = Includes (i) 8,860 shares deemed surrendered by reporting person to issuer to pay the exercise price of derivative securities and(ii) 1,962 shares withheld by issuer to satisfy withholding tax liabilities relating to exercise.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Tran- action Date (M/D/Y)	3A. Deemed Execution Date, if Any (M/D/Y)	4. Trans- action Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (M/D/Y)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date
Employee Stock Option (Right to Buy)	$6.22	11/18/02 12/11/02		J(1) M	V	239	2984	AA	12/31/03
Employee Stock Option (Right to Buy)	$8.10	11/18/02		J(1)	V	434		AA	12/31/04
Employee Stock Option (Right to Buy)	$10.07	11/18/02		J(1)	V	583		AA	11/30/05
Employee Stock Option (Right to Buy)	$15.04	11/18/02 12/11/02		J(1)	V	530	446	AA	11/29/06
Employee Stock Option (Right to Buy)	$21.65	11/18/02 12/11/02		J(1) M	V	506	3663	AA	11/27/07
Employee Stock Option (Right to Buy)	$19.05	11/18/02 12/11/02		J(1) M	V	459	4978	AA	11/18/08
Employee Stock Option (Right to Buy)	$18.17	11/18/02 12/11/02		J(1) M	V	368	2739	AA	12/15/09
Employee Stock Option (Right to Buy)	$16.86	11/18/02 12/11/02		J(1) M	V	366	1929	AA	12/20/10
Employee Stock Option (Right to Buy)	$27.03	11/18/02		J(1)	V	350		AA	12/19/11

Table II (Continued)

1. Title of Derivative Security	7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions	10. Ownership of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	Common	7,091	AA	2,032	D
Employee Stock Option (Right to Buy)	Common	8,671	AA	9,105	D
Employee Stock Option (Right to Buy)	Common	11,673	AA	12,256	D
Employee Stock Option (Right to Buy)	Common	10,612	AA	10,696	D
Employee Stock Option (Right to Buy)	Common	10,106	AA	6,949	D
Employee Stock Option (Right to Buy)	Common	9,188	AA	4,669	D
Employee Stock Option (Right to Buy)	Common	7,350	AA	4,979	D
Employee Stock Option (Right to Buy)	Common	7,351	AA	5,788	D
Employee Stock Option (Right to Buy)	Common	7,000	AA	7,350	D

Explanation of Responses:

J(1)= Exercise price decreased and number of shares increased as a result of 5% stock dividend.

Signature of Reporting Person

Gerard R. Bilodeau

Attorney in Fact

Date:

12/13/02

Attachment:

POWER OF ATTORNEY

For Executing Forms 3, 4 and 5

Know all by these presents, that the undersigned hereby constitutes and appoints, until revocation, each of Thomas L. Hoy, John J. Murphy and Gerard R. Bilodeau, signing singly, the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned's capacity as a director or officer of Arrow Financial Corporation (the "Company"), stock transaction reports on Forms 3, 4 and 5, or successor forms thereof (any such, a "Form") in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form, complete and execute any amendment or amendments thereto, and timely file such Form with the United States Securities and Exchange Commission and any other authority; and

(3) take any other action of any type whatsoever in connection with the actions authorized under the foregoing sections (1) and (2) which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that any document executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform each and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any Form with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of August 2002.

Signature: /s/John J. Murphy

Print Name: John J. Murphy